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Exhibit 21.1

List of Subsidiaries of Simon Property Group, L.P.

Subsidiary	Jurisdiction
The Retail Property Trust	Massachusetts
Simon Property Group (Illinois), L.P.	Illinois
Simon Property Group (Texas), L.P.	Texas
M.S. Management Associates, Inc.	Delaware
Bridgewood Insurance Company, Ltd.	Bermuda
Simon Global Limited	United Kingdom
Simon Property Group Administrative Services Partnership, L.P.	Delaware
Kravco Simon Investments, L.P.	Pennsylvania
Simon Management Associates II, LLC	Delaware
Simon Management Associates, LLC	Delaware
CPG Partners, L.P.	Delaware
Prime Retail, L.P.	Delaware
SPG Mayflower, LLC	Delaware
Simon KP I S.a.r.l.	Luxembourg
Simon KP II S.a.r.l.	Luxembourg
Simon-Mills I, LLC	Delaware

Omits names of subsidiaries that as of December 31, 2014 were not, in the aggregate, a "significant subsidiary."

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  Exhibit 21.1
List of Subsidiaries of Simon Property Group, L.P.